EXHIBIT 4.2

DESCRIPTION OF TILE SHOP HOLDINGS, INC. COMMON STOCK

The following summarizes the terms and provisions of the common stock of Tile Shop Holdings, Inc., a Delaware corporation (the “Company”), which common stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The following summary does not purport to be complete and is qualified in its entirety by reference to the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and By-Laws, which the Company has previously filed with the Securities and Exchange Commission, and applicable Delaware law.

Authorized Capital

The Company’s authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value per share (the “Common Stock”), and 10,000,000 shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”).

Under Delaware law, stockholders generally are not personally liable for a corporation’s acts or debts.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then-outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s Board of Directors out of legally available funds.

Voting Rights

Holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders, including the election of directors. There is no cumulative voting with respect to the election of directors. Directors are elected by a plurality of the votes cast by the holders of Common Stock. Except as otherwise required by law or the Company’s Certificate of Incorporation or By-Laws, all other matters brought to a vote of the holders of Common Stock are determined by a majority in voting power of the votes cast by the holders of all shares of stock present or represented at the stockholder meeting and, except as may be provided with respect to any other outstanding class or series of the Company’s stock, the holders of shares of Common Stock possess the exclusive voting power.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s known debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of Preferred Stock.

Rights and Preferences

All outstanding shares of Common Stock are duly authorized, fully paid and non-assessable. Holders of Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences, and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate in the future.

Stock Exchange Listing

The Common Stock is listed on The Nasdaq Stock Market LLC under the symbol “TTSH.”

Preferred Stock

The Board of Directors has the authority, without further action by the holders of Common Stock, to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Common Stock. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring, or preventing a change of control of the Company or other corporate action. The Company has no outstanding shares of Preferred Stock.

Anti-Takeover Effects of Provisions of Delaware Law and the Company’s Certificate of Incorporation and By-Laws

Certificate of Incorporation and By-Laws

The Company’s Certificate of Incorporation provides for the Company’s Board of Directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because the Company’s stockholders do not have cumulative voting rights, its stockholders holding a majority of the shares of Common Stock outstanding will be able to elect all of its directors. The Company’s Certificate of Incorporation and By-Laws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only the Company’s Board of Directors, Chairperson of the Board of Directors, Chief Executive Officer or President may call a special meeting of stockholders.

The Company’s Certificate of Incorporation provides that certain provisions of the Company’s Certificate of Incorporation, including those relating to the issuance of Preferred Stock, classification of the Board of Directors, and the inability of the stockholders to take action by written consent or call a special meeting, may only be altered, amended, repealed or replaced only with the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors. The Company’s Certificate of Incorporation and By-Laws further provide that the Company’s By-Laws may be altered, amended, repealed or replaced by the Board of Directors without stockholder approval, to the extent permitted by law; provided, however, that the stockholders may amend the By-Laws with the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors. The Company’s Certificate of Incorporation and By-Laws also provide that stockholders may only remove a director for cause and only by the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors. The Company’s Certificate of Incorporation and By-Laws allow the Company’s directors to establish the size of the Board of Directors and fill vacancies on the Board, including those created by an increase in the number of directors (subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances). The Company’s By-Laws establish advance notice procedures for stockholders to submit proposals and nominations of candidates for election to the Board of Directors to be brought before a stockholders’ meeting. The combination of the classification of the Board of Directors, the lack of cumulative voting or the ability of stockholders to take action by written consent or call a special meeting, the 75% stockholder voting requirements, the limitations on removing directors without cause, the ability of the Board of Directors to fill vacancies, and the advance notice provisions make it difficult for the Company’s existing stockholders to replace its Board of Directors, as well as for another party to obtain control of the Company by replacing its Board of Directors. Because the Company’s Board of Directors has the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated Preferred Stock makes it possible for the Company’s Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change the Company’s control.

In addition, the Certificate of Incorporation provides that, pursuant to the Stipulation of Settlement, dated as of August 7, 2020, an Independent Transaction Committee of the Board of Directors is empowered to review, assess and negotiate certain transactions requiring approval of the Board of Directors (as further described in the Certificate of Incorporation). Requiring approval of certain transactions by the Independent Transaction Committee may deter third parties, which may include the Company’s current or former directors or officers (or parties affiliated with them), from proposing transactions covered by such approval requirements. Such approval requirements may further deter, delay, and/or make it more difficult to complete such transactions even when some or a substantial portion of the Company’s stockholders may otherwise consider them to be in their best interests and in the best interests of the Company, including transactions that might result in a premium over the market price for shares of the Common Stock. In addition, such approval requirements may deter, delay, and/or make it more difficult to complete any such transactions or certain other corporate actions, such as de-staggering of the Board of Directors, that might otherwise make a change of control easier to accomplish.

The provisions described above may have the effect of deterring hostile takeovers or delaying changes in the Company’s control or management.

Delaware Anti-Takeover Law

The Company is subject to Section 203 of the Delaware General Corporation Law (“Section 203”), which generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

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any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of such corporation, to or with the interested stockholder, of assets of the corporation, which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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subject to certain exceptions, any transaction involving the corporation that has the effect, directly or indirectly, of increasing the interested stockholder’s proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation; and

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any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation), of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person that, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Authorized and Unissued Shares

The Company’s authorized and unissued shares of Common Stock are available for future issuance without stockholder approval except as may otherwise be required by applicable regulations or Delaware law.  The Company may issue additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee and consultant compensation. The existence of authorized but unissued shares  of Common Stock could render more difficult, or discourage an attempt, to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

The issuance of shares of Preferred Stock by the Company could have certain anti-takeover effects under certain circumstances, and could enable the Board of Directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer or other business combination transaction directed at the Company by, among other things, placing shares of Preferred Stock with investors who might align themselves with the Board of Directors.